UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2018

CHENIERE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-16383	95-4352386
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

700 Milam Street Suite 1900 Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 375-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On May 17, 2018, Cheniere Energy, Inc. (“Cheniere”) issued a press release announcing that it has submitted a proposal to the board of directors of Cheniere Energy Partners LP Holdings, LLC (“Cheniere Partners Holdings”) to acquire the publicly held shares of Cheniere Partners Holdings not already owned by Cheniere in a stock for stock exchange. Subject to negotiation and execution of a definitive agreement, Cheniere would offer 0.45 Cheniere shares for each outstanding publicly-held share of Cheniere Partners Holdings as part of a transaction that would be structured as a merger of Cheniere Partners Holdings with a wholly-owned subsidiary of Cheniere.

A copy of the press release is attached as Exhibit 99.1 to this report and incorporated herein by reference. Information included on Cheniere’s website or Cheniere Partners Holdings’ website is not incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

d)	Exhibits

Exhibit Number	Description

99.1*	Press release, dated May 17, 2018.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHENIERE ENERGY, INC.

Date: May 17, 2018	By:	/s/ Michael J. Wortley
	Name:	Michael J. Wortley
	Title:	Executive Vice President and
Chief Financial Officer